Filed by Sphere 3D Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Overland Storage, Inc.
Commission File No.: 000-22071

Sphere 3D Approves Business at
Annual and Special Meeting of Shareholders

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – May 28, 2014 – Sphere 3D Corporation (TSX VENTURE: ANY, OTCQX: SPIHF) (the “Company”), a virtualization technology solution provider, is pleased to announce that shareholders have approved all resolutions put forth at its Annual and Special Meeting of Shareholders held on Tuesday May 27, 2014.

The total number of shares represented by shareholders present in person and by proxy was 106 shareholders representing 13,765,902 common shares or 59.16% of the Company’s issued and outstanding Common Shares. Shareholders voted in excess of 98% in favour of all items of business, including the election of each of the following director nominees: Eric L. Kelly, Peter Ashkin, Mario Biasini, Glenn Bowman, Jason D. Meretsky and Peter Tassiopoulos, the appointment of Collins Barrow Toronto LLP as the Company’s auditors and the approval of the Second Amended and Restated Stock Option Plan.

All such business matters as more particularly described in the Information Circular dated April 25, 2014.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator™ management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com, or access the Company's public filings at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Important Information for Investors and Stockholders

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Overland Storage, Inc. (“Overland”) or a solicitation of any proxy, vote or approval. Sphere 3D Corporation (“Sphere 3D”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Overland that also constitutes a prospectus of Sphere 3D. Sphere 3D and Overland also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF OVERLAND ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Sphere 3D’s profile on SEDAR at www.sedar.com, or by accessing Sphere 3D's website at www.sphere3d.com under the heading “Investors” and from Sphere 3D directly by contacting T. Scott Worthington, Chief Financial Officer: (416) 749-5999. Documents will also be available free of charge under Overland’s profile on EDGAR at www.sec.gov, or by accessing Overland’s website at www.overlandstorage.com under the heading “Investors” and from Overland directly by contacting Kurt Kalbfleisch, Chief Financial Officer: (858) 495-4211. Sphere 3D, Overland, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Overland in connection with the proposed Transaction. Information about the directors and executive officers of Overland is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Sphere 3D can be found in its 2014 management information circular dated April 25, 2014, which is available at www.sedar.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.